40-33

811-01474
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

06045076

RECEIVED
AUG 28 2006
185

August 24, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Memo to Counsel Re: In re Mutual Funds Investment Litigation – ERISA Actions MDL-15863 and MDL-15864 dated August 23, 2006** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-082406SEC.doc
082406 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

August 23, 2006

Memo To Counsel Re: In re Mutual Funds Investment Litigation - ERISA Actions
MDL-15863 and MDL-15864

Dear Counsel:

I have reviewed your letters of August 17, 2006 and August 18, 2006.

Plaintiffs request that I grant them until September 8, 2006 to submit a brief in support of their position that I should reconsider my ruling of August 15, 2006 in which I dismiss their claims. The fact that the Department of Labor has filed *amicus* briefs in support of plaintiffs' position in other cases (and intends to file a similar brief in the *Graden* case) does not change my view. Moreover, obviously the issue of plaintiffs' standing is one that must be resolved at the appellate level, and no useful purpose would be served by delaying the appellate process in this case. Accordingly, plaintiff's request for an extension is denied.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge